UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment 1)*

CIG Wireless Corp.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

12551W 107
(CUSIP Number)

Paul McGinn

c/o CIG Wireless Corp.

Five Concourse Parkway, Suite 3100

Atlanta, GA 30328

Tel. No.: (678) 332-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Travis L. Gering, Esq.

Wuersch & Gering LLP

100 Wall Street, 10th Floor

New York, NY 10005

March 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12551W 107

(1) Names of reporting persons.

Paul McGinn

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☐ (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).

OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

United States

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 50,000

(8) Shared voting power: 5,951,356

(9) Sole dispositive power: 50,000

(10) Shared dispositive power: 5,951,356

(11) Aggregate amount beneficially owned by each reporting person.

6,001,356

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

15.7%*

(14) Type of reporting person (see instructions).

IN

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*For purposes of Reg. Section 240.13d-3 and Rule 13d-3, CIG Wireless Corp., a Nevada corporation (the “Issuer”), informed the Reporting Person (defined below) that there are 38,277,198 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding as of February 27, 2014 and as of the date hereof (including a total of 7,581,854 restricted shares of Common Stock issued through the date of this Schedule 13D, subject to vesting, forfeiture and voting restrictions (such shares, while such restrictions are in effect, the “Restricted Stock”)).

Item 1. Security and Issuer.

This Schedule 13D relates to 6,001,356 shares of the Common Stock of the Issuer owned by Mr. Paul McGinn.

The Issuer’s principal executive offices are located at Five Concourse Parkway, Suite 3100 Atlanta, GA 30328.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Paul McGinn.

(b) Business Address:

Mr. Paul McGinn

c/o CIG Wireless Corp.

Five Concourse Parkway, Suite 3100

Atlanta, GA 30328

(c) Principal Occupation:

Mr. McGinn is the Chief Executive Officer of the Issuer.

(d) Mr. McGinn has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Mr. McGinn has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

 (f) Citizenship/Jurisdiction of Organization:

United States

Item 3. Source and Amount of Funds or Other Consideration.

Mr. McGinn acquired the shares of Common Stock described herein as follows:

1. On March 15, 2013, Mr. McGinn purchased 50,000 shares of the Issuer’s Common Stock at $2.00 per share.

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2. On February 27, 2014, the Issuer awarded Mr. Paul McGinn, the Issuer’s Chief Executive Officer and a Member of the Issuer’s Board of Directors, 5,561,865 shares of Restricted Stock pursuant to the Issuer’s 2014 Equity Incentive Plan (the "2014 Plan"). The shares of Restricted Stock awarded to Mr. McGinn are subject to the vesting and other provisions set forth in the 2014 Plan and the award agreement (the "Award Agreement") pursuant to which such shares of Restricted Stock were issued to Mr. McGinn. A copy of the 2014 Plan was filed as Exhibit 10.56 to the Issuer’s Registration Statement on Form S-8 filed with the U.S. Securities and Exchange Commission (the "SEC") on February 25, 2014 and a copy of the Award Agreement was filed as Exhibit 10.58 to the Issuer’s Current Report on Form 8-K that was filed with the SEC on March 5, 2014 describing the 2014 Plan. Pursuant to the Award Agreement, in the event that the Issuer issues certain securities, Mr. McGinn is entitled to receive additional shares of Restricted Stock for anti-dilution purposes. On March 31, 2014 and April 2, 2014, Mr. McGinn received 302,758 and 86,733 shares of Restricted Stock, respectively, in each case for anti-dilution purposes.

3. Following such transactions, Mr. McGinn owns 6,001,356 shares of the Issuer’s Common Stock, which represents 15.7% of the Issuer’s current issued and outstanding Common Stock.

Item 4. Purpose of Transaction.

No Reporting Person has any present plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage*

Paul McGinn	6,001,356	15.7%

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(b) Mr. Paul McGinn has sole voting power over 50,000 shares of the Issuer’s Common Stock, and owns 5,951,356 shares of Restricted Stock. Pursuant to the Restricted Stock Award pursuant to which Mr. McGinn received the Restricted Stock, Mr. McGinn has appointed Fir Tree Inc., a New York corporation, to act as his proxy and attorney-in-fact to vote all of his shares of Restricted Stock with respect to all matters to which he is entitled to vote.   The Schedule 13D/A filed by Fir Tree Inc. with the SEC on April 1, 2014 is hereby incorporated herein by reference thereto.

*For purposes of Reg. Section 240.13d-3 and Rule 13d-3, the Issuer, informed the Reporting Person that there are 38,277,198 shares of Common Stock, par value $0.00001 per share, issued and outstanding as of the date hereof (including 7,581,854 shares of Restricted Stock.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares of Restricted Stock awarded to Mr. McGinn are subject to the vesting and other provisions set forth in the 2014 Plan and Restricted Stock Award pursuant to which such shares of Restricted Stock were awarded to Mr. McGinn. A copy of the 2014 Plan was filed as Exhibit 10.56 to the Issuer’s Registration Statement on Form S-8 filed with the SEC on February 25, 2014 and a copy of the Restricted Stock Award was filed as Exhibit 10.58 to the Issuer’s Form 8-K filed with the SEC on March 5, 2014, describing the 2014 Plan.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	CIG Wireless Corp. 2014 Equity Incentive Plan, incorporated by reference to Exhibit 10.56 to the Registration Statement on Form S-8 filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on February 25, 2014.

Exhibit 99.2	Restricted Stock Award to Paul McGinn, dated as of February 27, 2014, incorporated by reference to Exhibit 10.58 to the Current Report on Form 8-K filed by CIG Wireless Corp. with the U.S. Securities and Exchange Commission on March 5, 2014.

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2014

/s/ Paul McGinn
Paul McGinn

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